

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Thiago da Costa Silva
Director
Ambipar Emergency Response
Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP – Brazil, 01228-200

   Re: Ambipar Emergency Response
     Draft Registration Statement on Form F-4
     Submitted August 31, 2022
     CIK No. 0001937441

Dear Mr. da Costa Silva:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4 Filed August 31, 2022

Q. What interests do HPX's current officers and directors have in the Business Combination?, page 31

1. Please revise to also disclose the current value of out-of-pocket expenses related to identifying, investigating and completing an initial business combination for which your directors are awaiting reimbursement. In addition, please revise to disclose in this section the directors or other persons associated with HPX and Sponsor who are expected to continue as directors or in other roles at New PubCo. In that regard, we note your disclosure in the section "New PubCo Management Following the Business Combination" that begins on page 328.

Downside Protection Agreements, page 52

2.   Please revise to describe the downside protection provided to the PIPE Investors, the Non-Redeeming Shareholders, and the XP Non-Redeeming Shareholders under the Downside Protection Agreements. In addition, quantify the benefits that each such party may receive under the Downside Protection Agreements.

Summary of the Proxy Statement/Prospectus
Ownership of New PubCo Upon Completion of the Business Combination, page 52

3.   Your table on page 52 discloses Ambipar owning 65.6% to 71.8% of total outstanding shares at the close of the transactions, depending on the redemption scenario. On page 65, you disclose Ambipar owning 95% of New PubCo's voting power at the close of the transactions, at the minimum redemption scenario. Please revise to address this divergence of ownership of shares outstanding and total voting power resulting from the dual class structure.

Recent Development
Recent Acquisition, page 68

4.   You disclose the recent acquisitions of four businesses in July and August 2022. You state on page 287 that you have completed five additional acquisitions in 2022; and on page 295 you disclose the eight acquisitions completed in 2022. Please clarify and revise to include consistent disclosures regarding the acquisitions you completed throughout the filing.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted..., page 95

5.   We note your disclosure that while you do not have any employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus, some of your customers and suppliers may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect your business or the services being provided to you. To the extent your business or services provided to you have been disrupted, please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. Explain whether and how you have undertaken efforts to identify any risks to your customers and suppliers, and/or undertaken any efforts to mitigate the impact and where possible quantify the impact to your business.

You should not rely on any commitments of the PIPE Investors as validation of your investment
decision..., page 136

6.   We note your disclosure that the additional New PubCo Class A Ordinary Shares and
New PubCo Warrants that incentivized the PIPE Investors to enter into the subscription
agreements in connection with the PIPE Financing have effectively reduced the amount of
the aggregate investment per New PubCo Class A Ordinary Share of the PIPE Investors
which will be paid in connection with the Business Combination. We also note your
disclosure that the PIPE Investors will effectively pay a lower price per New PubCo
Class A Ordinary Share than $10.00 per share. In terms of the shares and warrants to be
issued at closing, please specify to the extent possible the effective lower price per Class
A Ordinary share such PIPE investors will pay. Additionally, please discuss more
specifically the impact on the effective price per Class A Ordinary share that the PIPE
Investors will pay as a result of the Downside Protection Agreement.

Risk Factors
HPX may be deemed a "foreign person" under the regulations relating to the Committee on
Foreign Investment in the United States, page 138

7.   We note your disclosure that HPX may be deemed a "foreign person," and the risk of
CFIUS review of the business combination. Please also tell us whether any other person
or entity associated with or otherwise involved in the transaction, is, is controlled by, or
has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that
addresses how this fact could impact your ability to complete your initial business
combination.

Business Combination Proposal
Background of the Business Combination, page 170

8.   We note your disclosure regarding due diligence performed by BRZ Advogados,
Greenberg Traurig, LLP, and PricewaterhouseCoopers Corporate Finance & Recovery
Ltda, and the reports prepared by each such firm. Please provide your analysis as to
whether any of these reports may be "a report, opinion or appraisal materially related to
the transaction" pursuant to Item 4(b) of Form F-4 such that information required by Item
1015(b) of Regulation M-A with respect to such report, opinion or appraisal is required to
be provided in your filing. In addition, please obtain and file a consent from each such
firm, or provide your analysis as to why a consent is not required. Refer to Rule 436 and
Securities Act Section 7.

Certain Unaudited Projected Financial Information, page 192

9.   In terms of key assumptions of the projections provided by the management of
Emergencia to HPX, you disclose that Emergencia assumed funding for growth assuming
a capitalization of $353 million. Please expand to disclose what capitalization you are
referencing and any material assumptions.

Merger Proposal, page 228

10.   We note that the Merger Proposal, if approved, will authorize the First Plan of Merger and the Second Plan of Merger, relating to two separate special resolutions under Cayman Islands law. If you do not intend to present these matters as two separate proposals on the form of proxy, please provide your analysis as to why such presentation is not required. Refer to Exchange Act Rule 14a-4(a)(3).

Unaudited Pro Forma Condensed Combined Financial Information, page 240

11.   We note from page F-31 that Response Group is a direct subsidiary of Ambipar Group in the Emergency Response segment. We also note form page 52 that Emergencia and certain of its subsidiaries will enter into a cost sharing agreement pursuant to which Ambipar Group will agree to provide certain share support services to Emergencia. Please clarify why autonomous entity adjustments were not made to reflect operations and financial positions of Emergencia as an autonomous entity. Refer to Rule 11-02(a)(6)(ii) of Regulation S-X.

12.   We note from page 295 that you made eight acquisitions in 2022. Please provide us a detail analysis why these eight individual acquisitions or in aggregate were not included in the pro forma financial information. Refer to Rule 11-01(a)(2) of Regulations S-X. In addition, tell us why the financial statements of these businesses you acquired were not required. Refer to Rule 3-05(a) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 248, page 248

13.   We note from page 246 you made adjustments e and h for a net of R$33 and adjustment k for R$90 regarding Class A ordinary share, R$0.0006 par value. Please revise the notes for adjustments e, h and k on page 249 to clearly show how you derived such amounts. In addition, please explain how you have reflected the issuance of 5,050,000 New PubCo Class B ordinary shares discussed in note k.

14.   We note from the transaction accounting adjustment j on page 249 that the difference in the amount between the fair value of the equity instruments issued to acquire HPX and the fair value of the identifiable net assets acquired represents a stock exchange listing service of new PubCo under IFRS 2 Share-Based Payments. Please revise to clearly show the fair values of each component of equity instruments issued to acquire HPX. In addition, revise to present in a way to show the detail of the fair value of the identifiable net assets acquired.

15.   Please disclose the basis for determining the amount of payment relating to Earn-out shares in the amount of R$49.9 million presented in adjustment f.

U.S. Federal Income Tax Considerations
Effects of the First Merger to U.S. Holders, page 256

16.   We note your disclosure that it is intended that the First Merger qualify as an F
        Reorganization, and your disclosure that assuming that the First Merger qualifies as an F
        Reorganization, U.S. Holders of HPX Securities will generally not recognize gain or loss
        for U.S. federal income tax purposes as a result of the First Merger. Please revise to
        clarify the tax consequences of the transaction. Refer to Item 4(a)(6) of Form F-4. In
        addition, please file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.

Historical Results of Operations, page 313

17.   We note your discussions attribute the significant increase of net revenues and cost of
        services rendered to the completed acquisitions. Please revise to discuss the impact of
        changes of foreign exchange rates from period to period. Disclose the increase in revenue
        and cost of services attributable to the acquisitions. Excluding the impact of acquisitions,
        disclose the change in revenue and cost of services and discuss the business reasons for
        the significant change.

18.   We note you derive revenue by providing Emergency Response and Industrial Field
        Services, Consulting services and Training Services. Disclose the revenue for each of the
        services for the periods presented. To provide more insight to your investors, please
        provide a more fulsome discussion of factors impacting changes in each of your revenue
        stream during the periods presented.

19.   Please expand your disclosures to discuss the business reasons for significant decrease in
        gross profit from 29.7% to 24.8%.   In addition, disclose any known trends or events that
        are reasonably likely to cause a material change in the relationship between costs and
        revenues.

Liquidity and Capital Resources
Net Cash Generated from Operating Activities, page 316

20.   Please revise to provide a robust discussion describing and quantifying the specific effect
        of the significant drivers that contributed to the material changes in your net cash
        generated from operating activities for the periods presented. The disclosures should also
        include a discussion of the underlying reasons for material changes in operating assets and
        liabilities i.e. accounts receivable, suppliers and other accounts payable etc., that affect
        operating cash flows and the impact of acquisitions. See guidance in Section IV.B.1 of
        SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 317

21.   We note that your discussion in MD&A excludes disclosure of any critical accounting
        estimates. Please revise to include disclosure of all critical accounting estimates as
        required by Item 303 of Regulation S-K. Your disclosure should include qualitative and

quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Notes to Combined Financial Statements
1. General Information, page F-31

22.   We note the combined financial statements presented include several separate entities. Please revise to disclose the following:
   •   Tabular disclosure of entities included in the combined financial statements, its relationship to Emergência Participações S.A., Ambipar Group and ownership of the entities;
   •   Disclose the basis for including the separate entities in the combined financial statements i.e. entities under common control etc.,;
   •   Disclose how costs and expenses are allocated and inter-company transactions are reflected;
   •   Explain which entity holds the outstanding shares of the entities that are combined and ; .
   •   Disclose how equity, number of shares of separate entities, are determined and presented and the basis for calculating earnings per share.

7. Business Combination, page F-61

23.   We note from your tabular disclosure on pages F-61 and F-62 that you made 15 acquisitions in 2021. However you include only 11 acquisitions on pages F-67 to F-68. Please revise to describe the remaining acquisitions and provide the disclosures required by IFRS 3, Paragraph B64.

24.   We note in three acquisitions in 2021, you acquired less than 100% of the equity interest. Please revise to provide the information about non-controlling interest required under Paragraph 64(o) of IFRS 3.

25.   We note you recorded significant amounts of goodwill from business combinations in 2020 and 2021, as compared to the amounts of consideration transferred, on pages F-66 and F-68, respectively. Please revise to provide a qualitative description of the factors that made up the goodwill recognized. Refer to Paragraph B64(e) of IFRS 3.

26.   We note from the tabular disclosure of the assets and liabilities acquired at fair value on page F-67 the total identifiable net assets was R$79,533. However, you used R$70,517 as "total amount of identifiable net liabilities" in the calculation of goodwill. In addition, you have not included non-controlling interest related to acquisition of Controlpar. Please clarify and revise the disclosures as appropriate.

27.   Provide a summary table which includes all the acquisitions during each period presented, disclosing how the goodwill was derived and reconciling to disclosures in note 9, page F-75. In addition, reconcile the cash paid for the acquisitions to disclosures in cash flows, page F-30.

23. Subsequent Events, page F-91

28.   We note the several acquisitions in 2022. Please revise to provide the disclosures required by IFRS 3, paragraphs 59 and 60.

Exhibits

29.   Please file as an exhibit the warrant agreement for the New PubCo Warrants.

General

30.   Please provide us with your engagement letter with Credit Suisse as placement agent for the PIPE Financing. Please also provide us with any correspondence between HPX and Credit Suisse relating to the firm's resignation. In addition, please provide us with the termination letter and waiver letter described on page 38.

31.   Please provide us with a letter from Credit Suisse stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Credit Suisse and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Credit Suisse does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management.

32.   We note disclosure in the registration statement for the initial public offering of HPX that the HPX sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights or submitted a proxy to vote against the initial business combination. We also note disclosure in such registration statement that the purpose of any such transaction could be to vote such shares in favor of the initial business combination, and disclosure that any such price per share may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with the initial business combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

You may contact Steve Lo at (202) 551-3394 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Grenfel S. Calheiros